FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of June 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

          Form 20-F    X                     Form 40-F
                     -----                              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                           No    X
                   -----                         -----

This Form 6-K consists of:

A press  release  issued by  Vasogen  Inc.  on June 7,  2000,  entitled:  "Study
Confirms  Vasogen   Therapy's  Ability  To  Improve  Blood  Vessel  Function  In
Atherosclerosis":

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By _____________________________________
                                    (Name: Christopher  Waddick)
                                    (Title:   Vice-President, Finance & CFO)

Date:  June 7, 2000

Vasogen Inc.                                       INVESTOR CONTACT

2155 Dunwin Drive                                  Trevor Burns
Mississauga, ON, Canada L5L 4M1                    Investor Relations
tel: (905) 569-2265   fax: (905) 569-9231          tel: (905) 569-9065
http://www.vasogen.com                             e-mail: investor@vasogen.com


FOR IMMEDIATE RELEASE

               STUDY CONFIRMS VASOGEN THERAPY'S ABILITY TO IMPROVE
                    BLOOD VESSEL FUNCTION IN ATHEROSCLEROSIS

Toronto, Ontario (June 7, 2000) -- Vasogen Inc. (TSE: VAS; AMEX:MEW) today announced results of a recently completed pre-clinical study substantiating that the Company's VasoCare(TM) therapy improves the function of the vascular endothelium, the cellular lining of blood vessels. In North America and Europe, millions of patients with atherosclerosis (commonly known as "hardening of the arteries"), have impaired function of the endothelium. This condition contributes to the progression of the disease, leading to heart attack, stroke, and many other cardiovascular complications.

The controlled study, conducted in a widely-used animal model of atherosclerosis, was carried out at McMaster University, Hamilton, and St. Michael's Hospital, Toronto, under the direction of Dr. David Courtman, Director of Research, Division of Cardiovascular and Thoracic Surgery at St. Michael's Hospital. These findings support previously reported results from a double-blind, placebo-controlled clinical trial in patients with atherosclerosis conducted during 1999 at the University of Lund, Sweden, that showed significant and substantial improvements in blood flow recovery times following temporary occlusion, in patients receiving VasoCare(TM) therapy.

Endothelial function was assessed in VasoCare(TM)-treated versus untreated control animals by measuring relaxation of arteries in response to acetylcholine, a potent dilator of blood vessels in animals with normal endothelial function. Endothelial-dependent relaxation was confirmed by comparing intact arteries with those in which the endothelium had been damaged. A three-fold greater maximal endothelial-dependent relaxation of more than 55% was observed in VasoCare(TM)-treated animals, compared to the 15% relaxation observed in the untreated control group (p<0.05). These data will form the basis of a presentation at a scientific meeting later this year.

"Vasogen's immune modulation therapy substantially improved the vasodilator function of the endothelium in these experiments," said Dr. Courtman. "Together with the therapy's marked impact on the development of atherosclerosis seen in our previous studies, these effects on blood vessels confirm VasoCare(TM) therapy's potential as a promising and important therapeutic intervention for patients with cardiovascular disease."

Currently, more than 16 million people in the United States alone suffer from symptomatic cardiovascular disease - most of whom have significant endothelial dysfunction. In healthy people, the vascular endothelium dilates arteries to maintain optimal blood flow, modifies blood clotting to prevent the formation of thrombi, or blood clots, and controls the entry of immune cells into tissues at sites of inflammation. In patients with atheroslcerosis, poor endothelial function can, therefore, contribute to inflammation, promote progression of atherosclerosis, and allow the formation of thrombi that can block blood vessels resulting in heart attack or stroke.

"The beneficial effects on endothelial function produced by VasoCare(TM) therapy provide a powerful rationale for our ongoing clinical trials in patients with atherosclerosis and congestive heart failure," said Dr. Eldon Smith, Vasogen's Vice-President, Scientific Affairs. "VasoCare(TM) therapy's ability to improve endothelial function represents a major advance in our understanding of this therapy's potential in the treatment of many cardiovascular diseases."

  Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.